Filed pursuant to Rule 433

Registration No. 333-214613

November 8, 2017

Final Term Sheet

USD 3,000,000,000 1.875% Global Notes due 2020

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	December 15, 2020

Redemption Amount:	100%

Interest Rate:	1.875% per annum, payable semi-annually in arrears

Date of Pricing:	November 8, 2017

Closing Date:	November 15, 2017 (T+5)[1]

Interest Payment Dates:	June 15 and December 15 in each year

First Interest Payment Date:	June 15, 2018 (for interest accrued from, and including, November 15, 2017 to, but excluding, June 15, 2018)

Interest Payable on First Interest Payment Date:	USD 32,812,500.00 (for aggregate principal amount of USD 3,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.829%

Underwriting Commissions:	0.100%

Proceeds to Issuer:	99.729%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

[1]	It is expected that delivery of the notes will be made upon instruction of the Managers against payment on or about the Closing Date, which will be the fifth business day following the Date of Pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769HQ03

CUSIP:	500769HQ0

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[2]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	BMO Capital Markets J.P. Morgan TD Securities

Stabilization Manager:	J.P. Morgan Securities plc

Registrar:	Deutsche Bank Trust Company Americas

Paying Agent:	Deutsche Bank Trust Company Americas

Additional Paying Agent:	Deutsche Bank Aktiengesellschaft

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772784/d291860d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772757/d291282d424b3.htm . Alternatively, J.P. Morgan Securities plc will arrange to send you the prospectus, which you may request by calling toll-free: +1-866-846-2874.

[2]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.